UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2 - Final Amendment)

NISOURCE INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Shares of 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock,

liquidation preference $1,000 per share

(Title of Class of Securities)

65473P AC9 and U65483 AA4

(CUSIP Number of Class of Securities)

Randy G. Hulen

Vice President, Investor Relations and Treasurer

NiSource Inc.

801 East 86th Avenue

Merrillville, Indiana 46410

(877) 647-5990

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

Robert J. Minkus, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, Illinois 60606

(312) 258-5500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 400,000,000	$48,480
(1)

This valuation assumes the exchange of up to 400,000 unregistered shares of our 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share for up to 400,000 shares of our 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share that have been registered under the Securities Act of 1933.

(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $48,480	Filing Party: NiSource Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-228790).	Date Filed: December 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment further amends and supplements the Tender Offer Statement on Schedule TO filed by NiSource Inc., a Delaware corporation (“NiSource”), with the Securities and Exchange Commission (the “SEC”) on February 1, 2019, as amended on February 21, 2019, relating to the offer by NiSource to exchange any and all shares of its 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share (“Series A Preferred Stock”), which were issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”; such unregistered shares, the “Old Shares”), for up to 400,000 shares of Series A Preferred Stock that have been registered under the Securities Act (the “New Shares”) upon the terms and subject to the conditions set forth in the prospectus, dated February 1, 2019 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, NiSource has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-228790) to register the New Shares offered in exchange for the Old Shares tendered in the Exchange Offer.

This Final Amendment is being filed to report the results of the Exchange Offer. The following information is provided pursuant to Rule 13e-4(c)(4):

1.	The Exchange Offer expired at 5:00 p.m., New York City time, on March 5, 2019.

2.

400,000 Old Shares (representing 100% of the Old Shares) were validly tendered and not withdrawn prior to the expiration of the Exchange Offer, and all of the Old Shares were accepted for exchange and exchanged for New Shares in accordance with the terms of the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2019

NISOURCE INC.

By:	/s/ Randy G. Hulen
	Name:	Randy G. Hulen
	Title:	Vice President, Investor Relations and Treasurer